Exhibit 9.3

RVPLUS Inc DBA ECCO2 Tech
Profit & Loss
Accrual Basis	May through August 2012

May - Aug 12

Ordinary Income/Expense Income Revenue	250,000,000.00
Total Income	250,000,000.00
Cost of Goods Sold Cost of Revenue	84,501,200.00
Total COGS	84,501,200.00
Gross Profit	165,498,800.00
Expense
Insurance Expense	2,400.00
Legal Fee	31,000.00
Marketing	37,100.00
Media Relations	58,280.00
Office Expense	3,125.00
Payroll Expenses	30.00
Professional Fees	6,210.00
Rent Expense	8,460.00
Shipping and Delivery	1,036.00
Telephone Expense	600.00
Travel Expense	31,057.00
Utilities	470.00
Total Expense	179,768.00
Net Ordinary Income	165,319,032.00
Net Income	165,319,032.00